CrowdCheck Law LLP
700 12 Street, Suite 700
Washington DC 20005

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

March 17, 2021

Re:	Seismic Capital Company

Amendment No. 2 to Offering Statement on Form 1-A

Filed February 9, 2021
File No. 024-11376

Dear Ms. Gorman:

We acknowledge receipt of comments in your letter of March 2, 2021 regarding the Offering Statement on Form 1-A of Seismic Capital Company (the “company”). We appreciate your thoughtful attention to the Company’s Offering Statement. We have set out our responses to the Staff’s comments below.

Amendment No. 2 to Offering Statement on Form 1-A General

1.        We note your response to comment 1 and the disclosure of SPANN’s revenues for 2019 and 2020. Please revise to include net revenues or expenses to provide context and balanced disclosure. Additionally, please revise “Our Strategy,” “Our current status” and where appropriate to provide further disclosure of your overall investment strategy, as well as your specific plans for and understandings with the 3 companies. For example, please address:

•	Whether you would continue with your offering if the 3 LOIs do not result in an investment after a certain period of time, or if the sole investment is a de minimis participation in “the Series A round of Blockbonds AS” or another private placement;
•	What the terms are for management, bonus and other fees, including whether there is a ceiling on such fees and whether you will provide disclosure of all such fees as a percentage of assets (please provide draft disclosure);
•	Why the Use of Proceeds section does not address the minimum amounts you anticipate needing for the 3 identified investments, what you will do if you do not raise such amounts, and, alternatively, what the plans are for any funds you may raise in excess of the minimums anticipated for the 3 identified investments;

•	Whether your investment strategy is to collaborate and own interests for the long term and receive dividends, sell acquired assets for proceeds, or otherwise;
•	Whether you may issue equity in connection with your investments, and whether there is a ceiling on issuing equity;
•	Whether your risk profile would materially change depending on whether you use cash, equity or debt in connection with most of your investments; and
•	Whether you may invest through subsidiaries or other intermediaries.

Additionally, with a view to disclosure please advise us (1) why the escrow agreement refers to “payment dependent notes” when you are offering common shares, (2) why the LOIs do not address joint ventures given your disclosures on page 26 regarding SPANN and Spare, and (3) how close to completion your “vendor” is with the trading system as referenced on page 22. Please revise accordingly.

The company has amended its disclosure regarding SPENN and has included its expenses. Further, the company has amended the disclosure in “Our Strategy,” “Our current status”. Below, we are including a response to each of the items mentioned in the comment letter.

Whether you would continue with your offering if the 3 LOIs do not result in an investment after a certain period of time, or if the sole investment is a de minimis participation in “the Series A round of Blockbonds AS” or another private placement;

•	While the company’s investment ability will depend on its ability to raise funds, the company has clarified in “Our Strategy” and “Our current status” that it intends to buy controlling stakes in corporations, and it will continue to do so, and seek LOIs with other companies to that end. Not all LOIs will result in acquisitions. As indicated elsewhere, the company does not intend to be an investment company and notes that only owning a minority interest in one company would be the incongruous with this, and not in compliance with the requirements of Regulation A. The company does not seek de minimis participations in any private placements.

What the terms are for management, bonus and other fees, including whether there is a ceiling on such fees and whether you will provide disclosure of all such fees as a percentage of assets (please provide draft disclosure);

•	The company intends to function as a holding company and incubator and plans to internally manage its portfolio companies. It is the intent of the company’s management to be aligned with its shareholders in its focus on creating shareholder value, as reflected in the price at which its shares will ultimately be sold. As a holding company, its portfolio companies will not pay it management fees pertaining to assets under management (AUM), management override, or other fees and perks typically associated with funds or SPACs. The disclosure has been updated to clarify this and distinguish the company’s business model from those of funds and SPACs.

2

Why the Use of Proceeds section does not address the minimum amounts you anticipate needing for the 3 identified investments, what you will do if you do not raise such amounts, and, alternatively, what the plans are for any funds you may raise in excess of the minimums anticipated for the 3 identified investments;

•	The “Use of Proceeds” section has been modified to provide additional details. LOIs may not result in acquisitions, and proceeds originally anticipated for use for one acquisition may be used for another.

Whether your investment strategy is to collaborate and own interests for the long term and receive dividends, sell acquired assets for proceeds, or otherwise;

•	As previously stated, “we plan to provide patient capital and stay invested in our portfolio companies for a much longer period of time,” and will generally not be aggressively seeking exit opportunities. The company has added additional disclosure to the “Our Strategy” section to detail its revenue expectations during this period.

Whether you may issue equity in connection with your investments, and whether there is a ceiling on issuing equity.

•	Though the company’s general strategy is not to issue equity for the purchase its portfolio companies, it intends to adopt a flexible strategy as far as acquisition and may issue equity or other types of securities as warranted or as the market demands. The company has added disclosure in “Our Strategy” to reflect this plan.

Whether your risk profile would materially change depending on whether you use cash, equity or debt in connection with most of your investments; and

•	The company intends to make most of its investments in cash. We have clarified that in the “Our Strategy” section and added a risk factor entitled, “We intend to hold our portfolio companies for a long period of time and intend to limit our use of leverage in purchasing our portfolio companies.”

Whether you may invest through subsidiaries or other intermediaries.

•	The company may invest through subsidiaries and accordingly has modified the disclosure on page 25.

Finally we note that (1) the company has revised the Escrow Agreement and the revised agreement has been filed as Exhibit 8, (2) the company notes that the while it sees value in a joint venture between SPENN and Spare the Company believes that each has value as a stand-alone entity and does not believe consummation of the joint venture to be essential and has modified the language on page 25 and (3) and the company has modified the disclosure on page 22.

3

If you have additional comments or questions, please feel free to contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law LLP

cc:	Brigitte Lippmann, Securities and Exchange Commission

Jorge Bonilla, Securities and Exchange Commission

Wilson Lee, Securities and Exchange Commission

Steven Weinstein, CEO, Seismic Capital Company

4